As filed with the Securities and Exchange Commission on November 19, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

AURA MINERALS INC.
(Name of Applicant)

Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
Contingent Value Rights	Up to approximately Cdn$32,350,000 aggregate principal amount

Approximate date of proposed issuance: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:
Aura Technical Services Inc.

255 Giralda Avenue, Suite 06W102,

Coral Gables, FL 33134

Telephone: (305) 239-9332

With a copy to:
Christopher Doerksen
Dorsey & Whitney LLP
701 5th Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800

Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

1. General Information

(a) Form of organization. Aura Minerals Inc. (the "Company") is a corporation.

(b) State or other sovereign power under the laws of which organized. The Company is incorporated under the laws of the British Virgin Islands.

2. Securities Act Exemption Applicable

In connection with a certain transaction (the "Transaction") to be implemented by way of an arrangement (the "Arrangement") pursuant to a plan of arrangement (the "Plan") under Section 288 of the Business Corporations Act (British Columbia), the Company intends to, on the implementation date of the Plan, exchange a combination of cash, Company common shares and contingent value rights ("CVRs") for all of the issued and outstanding common shares (the "Bluestone Shares") of Bluestone Resources Inc. ("Bluestone"), other than those Bluestone Shares held by shareholders validly exercising dissent rights.

In the Transaction, each Bluestone shareholder (other than Bluestone shareholders validly exercising dissent rights) will receive, at such Bluestone shareholder's election, on the closing of the Arrangement: (A) $0.2870 in cash for each Bluestone Share held or (B) 0.0183 Company common shares for each Bluestone Share held, subject to pro-ration based on a maximum of 1,393,736 Company common shares to be issued pursuant to the Plan. Bluestone shareholders who do not make an election will be deemed to have elected for the cash consideration in respect of each Bluestone Share held.

In addition, Bluestone shareholders will receive one non-interest bearing contingent value right (a "CVR") for each Bluestone Share held, with each CVR entitling its holder to, subject to the satisfaction of certain conditions, up to $0.2120.

The Transaction is further described in Bluestone's Management Information Circular (the "Information Circular"). A copy of the Information Circular will be filed by amendment to this Application. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular. Unless otherwise stated, all monetary amounts contained herein are expressed in Canadian dollars.

The CVRs will be issued under an indenture (the "Indenture") to be qualified by this application for qualification (this "Application"). A form of the Indenture will be filed by amendment to this Application.

The Transaction in connection with the CVRs will be conducted in reliance on Section 3(a)(10) of the Securities Act of 1933, as amended (the "Securities Act"). Registration of the distribution of the CVRs under the Securities Act is not required by reason of the exemption from registration provided by Section 3(a)(10) of the Securities Act.

Section 3(a)(10) of the Securities Act exempts from the general requirement of registration under the Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court or other governmental authority that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear.

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuances of securities in exchange for securities, claims or property interests. As described below and in the Information Circular, each of these elements will be satisfied in connection with the issuance of the CVRs:

a) Exchange

Pursuant to the Arrangement, the CVRs will be issued in exchange for the Bluestone Shares as more fully described in the Information Circular.

b) Fairness Hearing

On November 18, 2024 the Supreme Court of British Columbia (the "Court") granted an Interim Order (the "Interim Order"), which, among other things, authorized: (a) the Company to send the Information Circular and (b) the calling and holding of a special meeting of Bluestone securityholders (the "Bluestone Meeting") to vote upon the Arrangement to implement the Transaction. The Bluestone Meeting is scheduled to take place on December 19, 2024. A hearing to seek the Court's approval of the Arrangement, including that the terms and conditions of the Arrangement are fair to those to whom securities will be issued, is currently scheduled to be held by the Court, which is expressly authorized by law to hold the hearing, on January 6, 2025, 2024 at 10:00 a.m. (Vancouver time), or such other time and/or date as may be approved by the Court. The hearing will be open to all persons to whom CVRs may be issued. Additional information regarding the Interim Order, the Bluestone Meeting and the hearing may be found in the Information Circular.

c) Court Approval

The Company currently anticipates that on January 6, 2025 at 10:00 a.m. (Vancouver time), or such other time and/or date as may be approved by the Court, the Company and Bluestone will seek Court approval of the Arrangement and the issuance of a Final Order by the Court, among other things, approving the Arrangement as fair and reasonable. The Court has been advised in connection with seeking the Interim Order and will be advised in connection with seeking the Final Order that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3. Affiliates

Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other basis of control.

(a) An organizational chart showing the Company's direct and indirect subsidiaries is contained in Exhibit 99.1 and incorporated by reference herein.

(b) Upon completion of the Arrangement, Bluestone will become a direct, wholly-owned subsidiary of the Company. An organizational chart showing Bluestone's direct and indirect subsidiaries is contained in Exhibit 99.2 and incorporated by reference herein.

(c) Certain directors and executive officers of the Company may be deemed to be "affiliates" of the Company by virtue of their positions with the Company. See Item 4, "Directors and Executive Officers".

(d) For a description of significant shareholders who may be deemed to be "affiliates" of the Company, see Item 5, "Principal Owners of Voting Securities".

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

List the names and complete mailing addresses of all directors and executive officers of the applicants and all persons chosen to become directors and executive officers. Indicate all offices held or to be held by each person named.

The following table lists the names and offices held by all directors and executive officers of the Company as of November 18, 2024.

Name	Office
Paulo Carlos de Brito	Chairman of the Board of Directors
Rodrigo Barbosa	President and Chief Executive Officer
Glauber Luvizotto	Chief Operating Officer
Joao Kleber Cardoso	Chief Financial Officer and Corporate Secretary
Stephen Keith	Director, Lead Director
Bruno Mauad	Director
Pedro Turqueto	Director
Paulo Carlos de Brito Filho	Director
Fabio Ribeiro	Director
Richmond Lee Fenn	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Aura Minerals Inc.

Craigmuir Chambers

Road Town, Tortola, VG1110, British Virgin Islands

5. Principal Owners of Voting Securities

As of November 18, 2024 to the best of the Company's knowledge no person beneficially owns 10% or more of its voting securities except as follows.

Shareholder Name and Mailing Address	Securities Held (Percentage of Total Voting Securities)
Northwestern Enterprises Ltd. ("Northwestern") Morgan & Morgan Building Pasea Estate, Road Town, Tortola, British Virgin Islands	39,696,985 Common Shares (54.9%)

Upon completion of the Arrangement, Northwestern's ownership of the Company's voting securities is expected to be diluted to approximately 53.9%. Northwestern is a company beneficially owned and controlled by Paulo Carlos de Brito, the Chairman of the Company's Board of Directors.

UNDERWRITERS

6. Underwriters

Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a) No person has acted as an underwriter of the Company's securities within three years prior to the date of filing this Application.

(b) No person is acting, or proposed to be acting, as principal underwriter of the CVRs proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization

(a) Furnish the following information as to each authorized class of securities of the applicant.

The following table sets forth information with respect to each authorized class of securities of the applicants as of November 18, 2024:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares, no par value*	unlimited	72,316,485

* In addition, we have issued and outstanding at November 18, 2024: options outstanding to purchase up to 1,135,599 common shares at exercise prices ranging from $1.57 to $15.33.

(b) Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of the Company's common shares are entitled to one vote per common share at all meetings of shareholders.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

The CVRs will be created by the adoption of the Indenture, which is expected to be entered into between the Company, Computershare Trust Company of Canada, as Canadian trustee (the "Canadian Trustee"), and Computershare Trust Company, N.A., as U.S. trustee (the "U.S. Trustee"). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the Indenture, attached hereto as Exhibit T3C and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default; Withholding of Notice

Each of the following events constitutes an "Event of Default":

(i) failure of the Company to observe or perform in any material respect any covenant, condition or agreement contained in the Indenture or in respect of the Rights and such failure shall continue unremedied for a period of 120 days after written notice has been given to the Company by the Trustees or to the Company and the Trustees by any Required Holders specifying such failure and requiring it to be remedied;

(ii) if a court having competent jurisdiction over the Company enters a decree or order for relief in respect of the Company of any petition, application or other proceeding against or in respect of the Company by or on behalf of a Person (other than the Company) under any applicable bankruptcy, insolvency or other similar law now or thereafter in effect, or appoints a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order remaining unstayed and in effect for a period of 30 consecutive days; or

(iii) the Company voluntarily (A) commences or files any petition, application or other proceeding under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) consents to the entry of an order for relief under any proceeding initiated against or in respect of the Company by or on behalf of a Person (other than the Company) under any such law, (C) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property, or (D) makes any general assignment for the benefit of its creditors.

If an Event of Default described in (ii) or (iii) above occurs, then the Rights in aggregate will thereafter automatically be converted into and represent an unsecured claim for the outstanding balance of the CVR Payment Amount plus any additional amount determined to be due and payable to Holders by the Company pursuant to any arbitration under Section 5.2 of the Indenture, regardless of the satisfaction of the Payment Conditions (for greater certainty, such unsecured claim shall rank pari passu with other unsecured claims of the Company).

(b) Authentication and Delivery of the CVRs

Rights Certificates evidencing the Rights shall be certified by or on behalf of the Canadian Trustee on written direction of the Company. The Canadian Trustee shall Authenticate Uncertificated Rights (whether upon original issuance, exchange, partial payment or otherwise) by completing its Internal Procedures and he Company shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Right under the Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Rights have been duly issued under the Indenture and that the holder or holders are entitled to the benefits of the Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Rights with respect to which the Indenture requires the Canadian Trustee to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error, and any Uncertificated Rights recorded therein shall be binding on the Company.

No Right shall (a) be considered issued, valid or obligatory; nor (b) entitle the holder thereof to the benefits of the Indenture, until it has been Authenticated by the Canadian Trustee. Authentication by the Canadian Trustee, including by way of entry on the register, shall not be construed as a representation or warranty by the Canadian Trustee as to the validity of the Indenture or of such Certificated Right or Uncertificated Rights (except the due Authentication thereof) or as to the performance by the Company of its obligations under the Indenture and the Canadian Trustee shall in no respect be liable or answerable for the use made of the Rights or any of them or of the consideration thereof. Authentication by the Canadian Trustee shall be conclusive evidence as against the Company that the Rights so Authenticated have been duly issued under the Indenture and that the holder thereof is entitled to the benefits of the Indenture.

No Certificated Right shall (a) be considered issued or obligatory; nor (b) entitle the holder thereof to the benefits of the Indenture, until it has been Authenticated by signature by or on behalf of the Canadian Trustee. Such Authentication on any such Certificated Right shall be conclusive evidence that such Certificated Right is duly Authenticated and is a valid and binding obligation of the Company and that the holder is entitled to the benefits of the Indenture.

No Uncertificated Right shall (a) be considered issued or obligatory; nor (b) entitle the holder thereof to the benefits of the Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Right. Such entry on the register of the particulars of an Uncertificated Right shall be conclusive evidence that such Uncertificated Right is duly Authenticated and is a valid and binding obligation of the Company and that the holder is entitled to the benefits of the Indenture.

(c) Satisfaction and Discharge of the Indenture

Upon the Termination Date, the Indenture shall cease to be of any force and effect and the Trustees, on demand of and at the cost and expense of the Company and upon delivery to the Trustees of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of the Indenture have been complied with, shall execute instruments as requested by the Company acknowledging satisfaction of and discharging the Indenture. Notwithstanding the foregoing, the indemnities provided to the Trustees by the Company under the Indenture shall remain in full force and effect and survive the termination of the Indenture.

(d) Evidence Required to be Furnished by the Company to the Trustees as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company shall deliver to the Trustees, on or before 120 calendar days after the end of the Company's fiscal year, an Officers' Certificate stating that a review of the activities of the Company during such fiscal year has been made under the supervision of the signing officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to such officers, that the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a default or Event of Default shall have occurred and is continuing, describing all such defaults or Events of Default of which he or she may have actual knowledge and what action the Company is taking or propose to take with respect thereto.

9. Other Obligors

Give the name and complete mailing address of any person, other than the applicants, who is an obligor upon indentured securities.

None.

Content of Application for Qualification. This application for qualification comprises:

(a) Pages numbered 1 to 5, consecutively.

(b) The statement of eligibility of the U.S. Trustee under the Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1).*

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the U.S. Trustee:

List of Exhibits

Exhibit T3A	Memorandum of Association and Articles of Association of the Company.

Exhibit T3B	Not Applicable (included in Exhibit T3A).

Exhibit T3C*	Form of Rights Indenture between the Company, Computershare Trust Company of Canada and Computershare Trust Company, N.A., including form of Rights Certificate.

Exhibit T3D1*	Interim Order of the Court.

Exhibit T3D2*	Final Order of the Court

Exhibit T3E1*	Management Information Circular of Bluestone Resources Inc., dated November ____, 2024, to Consider a Proposed Plan of Arrangement

Exhibit T3E2*	Letter of Transmittal

Exhibit T3F*	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.

Exhibit 25.1*	Statement of Eligibility of Computershare Trust Company, N.A., as trustee relating to the form of Indenture, on Form T-1.

Exhibit 99.1	Organization Chart of Subsidiaries

Exhibit 99.2	Organizational Chart of Bluestone Subsidiaries

*To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Aura Minerals Inc., a corporation organized and existing under the laws of the British Virgin Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Coral Gables, and State of Florida on the 19th day of November, 2024.

(Seal)	AURA MINERALS INC.

	By:	/s/ Joao Kleber Cardoso
	Name:	Joao Kleber Cardoso
	Title:	Chief Financial Officer and Corporate Secretary

Attest:

By:	/s/ Rodrigo Velazquez
Name:	Rodrigo Velazquez
Title:	Head of Legal (North America) and Head of Compliance
Aura Technical Services Inc.